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                                                                  Exhibit 99.01

                           [LETTERHEAD APPEARS HERE]


Date:     November 12, 1997
Release:  Immediate
Contact:  James P. Hart, Vice President Finance
          Chief Financial Officer
          412-490-1843


                  INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES
             FOURTH QUARTER DIVIDEND OF FOUR CENTS ($.04) PER SHARE

PITTSBURGH, PA -- Industrial Scientific Corporation (NASDAQ/NM symbol: ISCX ) today announced that the Board of Directors declared a dividend of Four Cents a share ($.04) payable on December 1, 1997, to stockholders on record as of November 23, 1997.

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments, systems and other technical products for the preservation of life and property.